UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ______)*
Xcel Brands, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
98400M101
(CUSIP Number)

Kristi Biondo
Trafelet Capital Management, L.P.
590 Madison Avenue, 26th Floor
New York, NY 10022
(212) 201-7850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 4, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Institutional, LP
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,736,587 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,736,587 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,587 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.30% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Remy W. Trafelet
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Xcel Brands, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 475 Tenth Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of: (i) Delta Institutional, LP (the “Fund”); (ii) Trafelet & Company Advisors, LLC (“TCA”); (iii) Trafelet Capital Management, L.P. (“TCM”); (iv) Trafelet & Company, LLC (“TC”); and (v) Remy W. Trafelet (“Mr. Trafelet”), the managing member of TC and TCA.  The persons and entities referred to in items (i)-(v) hereof may be collectively referred to herein as the “Reporting Persons”.

TCM serves as investment manager to the Fund and two other private investment vehicles and, in such capacity, exercises voting and investment control over the shares of Common Stock of the Issuer held for the accounts of the Fund and such other private investment vehicles.  TCA serves as the general partner to the Fund and such other private investment vehicles.  TC serves as the general partner of TCM.  Mr. Trafelet may be deemed to have indirect beneficial ownership of the shares reported herein based on his relationship with TCM and TCA. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares.

(b) The business address of each of the Reporting Persons is c/o Trafelet Capital Management, L.P., 590 Madison Avenue, 26th Floor, New York, New York, 10022.

(c)  The Fund is a private investment vehicle. TCA was formed for the principal purpose of acting as the general partner of the Fund and other private investment vehicles. TCM provides investment management services to the Fund and other private investment vehicles.  TC was formed for the principal purpose of acting as the general partner of TCM.  Mr. Trafelet serves as the managing member of TCA and TC, and the principal occupation of Mr. Trafelet is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Shares to which this Schedule 13D relates were purchased by the Reporting Persons and were purchased with working capital in open market purchases and in an unrestricted private purchase pursuant to Rule 144 through a subscription for shares under an offering of rights to purchase up to 1,500,000 shares of Common Stock and 328,125 warrants (each warrant to purchase one share of Common Stock at an exercise price of $5.00 per share) (the “Offering”).  The Reporting Persons purchased, in the aggregate, 1,142,858 shares of Common Stock and 250,000 warrants in the Offering, pursuant to a Subscription Agreement, dated June 4, 2013.  In addition, between May 8, 2012 and June 4, 2013, the Reporting Persons purchased, in the aggregate, 666,667 shares of Common Stock via open market purchases at $3 per share.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes and not with any current intent, purpose or effect of changing control of the Issuer.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

Mr. Trafelet will serve as an observer of the Issuer’s board of directors (the “Board”).   Although Mr. Trafelet is permitted to observe meetings of the Board, he does not have any right to vote on issues presented to the Board nor does he have any controlling intent.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the filing date, 1,509,296 shares of Common Stock and 227,291 warrants, representing beneficial ownership of approximately 19.30% of the outstanding shares of Common Stock, are owned by the Fund.

As of the filing date, 1,809,525 shares of Common Stock and 250,000 warrants, representing beneficial ownership of approximately 22.84% of the outstanding shares of Common Stock, may be deemed beneficially owned by TCA, TCM, TC and Mr. Trafelet.  Such shares include shares and warrants owned by the Fund as reported above and an aggregate of 300,229 shares of Common Stock and 22,709 warrants owned by other private investment funds for which TCA and TCM serve as general partner and investment manager, respectively.  Such shares may also be deemed beneficially owned by Mr. Trafelet, who serves as the managing member of TCA and TC (which serves as the general partner of TCM), and in such capacity, he may be deemed to have the power to vote and dispose of such shares.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculation herein with respect to the Fund is based upon the aggregate total of (i) 7,339,979 shares of Common Stock issued and outstanding as of March 31, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on May 14, 2013, (ii) 1,428,573 shares of Common Stock sold by the Issuer on June 5, 2013, as reported in the Issuer’s Form 8-K filed with the SEC on June 7, 2013, which equals 8,768,552 shares of Common Stock issued and outstanding as of June 7, 2013, plus 227,291 shares of Common Stock that will be issued to satisfy the warrants held by the Fund at the time of exercise.

The percentage calculations herein with respect to Reporting Persons other than the Fund are based upon the aggregate total of (i) 7,339,979 shares of Common Stock issued and outstanding as of March 31, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on May 14, 2013 and (ii) 1,428,573 shares of Common Stock sold by the Issuer on June 5, 2013, as reported in the Issuer’s Form 8-K filed with the SEC on June 7, 2013, which equals 8,768,552 shares of Common Stock issued and outstanding as of June 7, 2013, plus 250,000 shares of Common Stock that will be issued to satisfy the warrants held by such Reporting Persons at the time of exercise.

(c) The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price per share
Unregistered private purchase pursuant to Rule 144*	6/4/2013	1,051,429 shares	***
Unregistered private purchase pursuant to Rule 144*	6/4/2013	227,291 warrants	***
Unregistered private purchase pursuant to Rule 144**	6/4/2013	91,429 shares	***
Unregistered private purchase pursuant to Rule 144**	6/4/2013	22,709 warrants	***

* Purchase by the Fund.
** Purchase by another private investment fund for which TCM serves as investment manager.
***The total purchase price for all shares of Common Stock and warrants acquired by the Reporting Persons on 6/4/2013 was $4,000,003.00.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

DELTA INSTITUTIONAL, LP

By: Trafelet & Company Advisors, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet
Remy Trafelet, Individually